  Exhibit 99.1

EURO TECH HOLDINGS COMPANY LIMITED

18/F Gee Chang Hong Centre
65 Wong Chuk Hong Road
Hong Kong SAR, China

Dated: July 25, 2019

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 22, 2019

To the Shareholders of Euro Tech Holdings Company Limited:

Notice is hereby given that the annual meeting of shareholders of Euro Tech Holdings Company Limited (the “Company”) will be held at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong on August 22, 2019 at 4:00 p.m. local time. The purpose of the meeting is to:

1. elect seven persons to the Company’s Board of Directors until the next annual meeting of shareholders or until their respective successors are duly elected and qualified as provided in the Company’s Memorandum and Articles of Association;

2. consider and vote upon a proposal to adjourn the annual meeting if the Company’s management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in this notice of meeting; and

3. transact any other business properly before the annual meeting.

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY TO THE COMPANY IN THE ENVELOPE PROVIDED. RETURNING THE PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON IF YOU ATTEND THE MEETING.

By Order of the Board of Directors
/s/ Jerry Wong
Jerry Wong, Secretary

EURO TECH HOLDINGS COMPANY LIMITED
PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO
BE HELD ON AUGUST 22, 2019

July 25, 2019

The Board of Directors is soliciting proxies for this annual meeting of shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. PLEASE READ IT CAREFULLY.

The Board has set July 22, 2019 as the record date for the meeting. Shareholders who owned the Company’s ordinary shares on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 2,061,909 ordinary shares of the Company eligible to vote (the number of the Company’s issued and outstanding less the number of non-voting shares treasury shares held by the Company) on July 22, 2019.

Voting materials, which include the proxy statement, proxy card and the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2018 are enclosed.

In this proxy statement “we” and the “Company” mean Euro Tech Holdings Company Limited.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND ANNUAL MEETING	4

PROPOSAL 1	6

ELECTION OF DIRECTORS	6

VOTE REQUIREMENT	6

THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY	6

PROPOSAL 2	8

ADJOURNMENT OF ANNUAL MEETING	8

SHAREHOLDER PROPOSALS AND NOMINATIONS	9

FINANCIAL STATEMENTS	9

OTHER MATTERS	9

QUESTIONS AND ANSWERS ABOUT THE PROXY STATEMENT AND ANNUAL MEETING

Q:	WHY AM I RECEIVING THIS PROXY STATEMENT AND PROXY CARD?

A:
You are receiving a proxy statement and proxy card from us because you own ordinary shares of Euro Tech Holdings Company Limited. This proxy statement describes issues on which we would like you, as a shareholder, to vote. It also gives you information on these issues so that you can make an informed decision.

When you sign the proxy card, you appoint T.C. Leung and Jerry Wong as your representatives at the meeting. T.C. Leung and Jerry Wong will vote your shares, as you have instructed them in the proxy card, at the meeting. This way, your shares will be voted whether or not you attend the annual meeting. Even if you plan to attend the meeting, it is a good idea to complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and certain issues come up for a vote at the meeting that is not identified on the proxy card, T.C. Leung and Jerry Wong will vote your shares, under your proxy, in accordance with their best judgment.

Q:	WHAT MATTERS WILL BE VOTED ON AT THE MEETING?

A:
You are being asked to vote on the election of seven members to the Company’s Board of Directors and a proposal to adjourn the annual meeting under certain circumstances in the discretion of the Company’s management. We have described all of these matters more fully below in this proxy statement.

Q:	HOW DO I VOTE?

A:
You may vote either by mail or in person at the annual meeting. To vote by mail, complete and sign the enclosed proxy card and mail it in the enclosed, prepaid addressed envelope. If you mark your proxy card to indicate how you want your shares voted on each proposal, your shares will be voted as you instruct.

If you want to vote in person, please come to the meeting. We will be passing out written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of your broker (or in what is usually referred to as “street name”), you will need to arrange to obtain a proxy card from your broker in order to vote in person at the meeting.

Q:	WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

A:	It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with stockbrokers. Please sign and return ALL proxy cards to ensure that all your shares are voted.

Q:	IF I HOLD SHARES IN THE NAME OF A BROKER, WHO VOTES MY SHARES?

A:
We provide each brokerage firm listed in our records as an owner of our ordinary shares with a sufficient number of copies of this proxy statement and annual report so that the brokerage firm can forward copies to the actual owners of the shares. If you received this proxy statement from your broker, your broker should have provided you with instructions for giving your broker directions as to how to vote your shares. It will then be your broker’s responsibility to vote your shares for you in the manner you direct.

We encourage you to provide directions to your broker as to how you want he or she to vote your shares on each of the matters to be brought before the annual meeting. You should do this by very carefully following the instructions your broker gives you concerning your broker’s procedures. This ensures that your shares will be voted at the meeting.

Q:	WHAT IF I CHANGE MY MIND AFTER I RETURN MY PROXY?

A:
If you hold your shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

-    signing another proxy with a later date and returning that proxy to the Company,

-    sending notice to the Company that you are revoking your proxy, or voting in person at the annual meeting.

You should send any later dated proxy or notice of revocation to: Euro Tech Holdings Company Limited, c/o Euro Tech (Far East) Ltd., Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong SAR, China, Attention: Jerry Wong, Secretary.

If you hold your shares in the name of your broker, you will need to contact your broker to revoke your proxy.

Q:	HOW MANY VOTES DO WE NEED TO HOLD THE MEETING?

A:
A majority of the shares that were outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business. This is called a quorum.

Shares are counted as present at the meeting if the shareholder either:

-    is present and votes in person at the meeting,

-    or has properly submitted a signed proxy form or other proxy.

Abstentions will be counted as present at the meeting. If a brokerage firm indicates that it does not have authority to vote any of the shares held in its name on a particular proposal, then those shares will not be considered “entitled to vote” and will not be counted as present for purposes of determining whether there is a quorum for consideration of that proposal.

Q:	WHAT OPTIONS DO I HAVE IN VOTING ON EACH OF THE PROPOSALS?

A:
You may vote “for,” “withhold authority” to vote for all director nominees as a group, or to vote for all director nominees except those you specify, as to the election of directors. You may vote “for,” “against,” or “abstain” on the proposal to adjourn the annual meeting.

Q:	HOW MANY VOTES ARE NEEDED FOR APPROVAL OF EACH PROPOSAL?

A:
For each director nominee to be elected to the Board of Directors, each director nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote, were voted and did not withhold authority.

Q:	HOW ARE VOTES COUNTED?

A:	Voting results will be tabulated and certified by our transfer agent, American Stock Transfer & Trust Company.

Q:	WHERE DO I FIND THE VOTING RESULTS OF THE MEETING?

A:
We will announce preliminary voting results at the meeting.  We will file a Report on Form 6-K to announce the results.  We will file that report with the Securities and Exchange Commission (“SEC”), and you can get a copy by contacting the SEC or through the SEC’s EDGAR system on its home page at www.sec.gov.

Q:	WHO BEARS THE COST OF SOLICITING PROXIES?

A:
The Company will bear the cost of soliciting proxies.  In addition to solicitations by mail, officers, directors, or employees of the Company or its subsidiaries may solicit proxies in person or by telephone.  These persons will not receive any special or additional compensation for soliciting proxies.  The Company also reimburses brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

PROPOSAL 1
ELECTION OF DIRECTORS

At the annual meeting, seven directors will be elected to serve until the next annual meeting of Shareholders or until each of their respective successors has been duly elected and qualified as provided in the Memorandum and Articles of Association.

Unless otherwise indicated on the proxy, votes pursuant to the accompanying proxy will be cast for the election of the nominees on the proxy, provided that, if any of the nominees named below shall become unavailable to serve as a director prior to the meeting have previously been represented by valid proxies shall be voted for the election of such other person as the Board may recommend in his or her place, or the number of directors to be elected shall be decreased. The Board of Directors has no reason to believe that any nominee will be unable to serve.

VOTE REQUIREMENT

T.C. Leung, Jerry Wong, Alex Sham, Y.K. Liang, Fu Ming Chen, Janet Cheang and David YL Leung have been nominated for election to the Board of Directors and each has consented to serve as such, if elected. All of the nominees who have been nominated for election as a director commencing at the conclusion of the annual meeting, except for Ms. Janet Cheang, have previously been elected as a director. In order to be elected, each such nominee must receive the affirmative vote of a simple majority of the votes of the shares entitled to vote thereon and were voted and not withholding authority.

The enclosed proxy gives shareholders the option to vote for, withhold authority to vote for all director nominees as a group, or to vote for all director nominees except those they specify.

THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Current Directors and Executive Officers of the Company are as follows:

Name	Age	Position
T.C. Leung	75	Chairman of the Board of Directors and Chief Executive Officer
Jerry Wong	60	Director and Chief Financial Officer
Alex Sham	55	Director
Y.K. Liang	89	Director
Fu Ming Chen	70	Director
Janet Cheang	63	Director
David YL Leung	45	Director

 Set forth below is a brief background of the executive officers and directors based upon the information supplied by them to the Company:

T.C. Leung has been Chief Executive Officer and Chairman of the Board of Directors of both the Company and Far East since their inception. Before establishing Far East, Mr. Leung was an engineer for English Electric in England, from 1965 to 1968, and Lockheed Aircraft in Hong Kong, from 1968 to 1970. Mr. Leung also served as managing director of Eurotherm (Far East) Ltd. (“Eurotherm”) between 1971 and 1992. From 1988 until he retired in February 2005, Mr. Leung had also served as managing director of Eurotherm Hong Kong. Mr. Leung received a Masters degree in Business Administration from the University of East Asia, Macau in 1986 and is a Chartered Engineer, a title bestowed upon a member of the Council of Engineering Institutions in the United Kingdom.

Jerry Wong has served as Director and Chief Financial Officer of Far East since 1994 and has been with Far East since 1987. Mr. Wong has been the Chief Financial Officer and a Director of the Company since its inception. From 1985 until 1987, Mr. Wong worked for MUA Agencies Ltd., a subsidiary of a Hong Kong publicly listed company engaged in the insurance business, as deputy manager of its secretarial, legal and accounting department. From 1981 until 1985, Mr. Wong served as a senior accountant in Price Waterhouse-Hong Kong. He is a Fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Certified Public Accountant in Hong Kong.

Alex Sham has been a Director of the Company since its inception. Mr. Sham joined Far East in 1988 and has been its Sales Manager since 1993 and became a Director of Far East in 1996. Mr. Sham received a Bachelor of Science in Applied Chemistry from Hong Kong Baptist University in 1990. Prior to joining Far East, Mr. Sham was employed by the Environmental Protection Department of the Hong Kong Government from 1986 until 1988. Mr. Sham received a Master’s Degree in Business Administration from the University of Adelaide in 2003.

Y.K. Liang has been a Director of the Company since February 1998. Mr. Liang is a director of Wong Liang Consultants Ltd. (“Consultants”) and a member of the certified public accounting firm of Y.K. Liang & Co. (“LCO”). Mr. Liang has been a director of Sammy Lau CPA Limited for more than the past five years. Consultants is a general business consulting firm.

                  Fu Ming Chen became a Director of the Company on August 24, 2015. He has a background in accounting and tax. He served as the Finance and Tax Manager of Shanghai Huaxiang Woolen Dressing Co., Ltd. from 1995 to 2013. Prior to that, from 1978 to 1994, he served as the Chief Accountant at Gulu Chemical Factory, where he was a member of the senior management. He held a County Township Audit Certificate issued by Shanghai ChuanSha County People’s Government from 1991 to 2001 which authorized him to carry out audit of Township and Village Enterprises in Shanghai ChuanSha County on behalf of local tax authority. He also holds a Certificate of Accounting Professional – Intermediate Level Accountant as well as a Higher Professional Education Certificate issued by Shanghai Television University. The Board believes Mr. Chen’s qualifications to sit on the Board include his significant experience with accounting and tax, as well as his leadership of business organizations.

Janet Cheang became a Director of the Company on July 11, 2017. Ms. Cheang is currently director of Metta Fine Arts Ltd. an online art gallery specializing in the promotion and trading of contemporary arts. From 2007 to 2017, she founded and operated Pinpoint Consultancy Limited, a business consultancy firm specializing in business development and executive coaching for companies operating in Hong Kong & mainland China. From 2003 to 2007, she was founding partner and managing director of CultureTainment Services Ltd., responsible for business and brand development consultancy and training projects. From 1997 to 2002, she had worked for Estee Lauder (Hong Kong) Ltd. as the Brand General Manager for Estee Lauder brand in Hong Kong and mainland China. She holds a Master of Arts in Practical Philosophy, Lingnan University, Hong Kong (2013), Master of Arts in Training and Human Resource Development, University of Technology Sydney, Sydney (2006) and Bachelor of Arts in Economics & Political Science, Carleton University, Ottawa (1978).

David YL Leung,  became a Director of the Company on March 1, 2019. Mr. Leung has been the General Manager of Yixing Pact Environmental Technology Co., Ltd, Shanghai since 2011. His responsibility includes management of engineering, sales, marketing, projects, and procurement. Before joining Yixing, he was the Business Development Manager of Euro Tech (Far East) Limited, the parent company of Yixing Pact in Hong Kong, and has been working for the parent company for more than 10 years. Mr. Leung has gained a solid sales and marketing experience in distributing power, analytical and scientific testing equipment in Hong Kong and Macau. He has also worked for a high tech Japanese company focused on power and electrical testing instrument in Japan from 2000 and 2001 as a trainee. Mr. Leung is an environmental studies graduate from Carleton University, Ottawa, Canada (1997) with a special focus on Environmental Impact Assessment, and a Master of Management graduate from Macquarie Graduate School of Management, Sydney Australia (2010).

ADDITIONAL INFORMATION MAY BE FOUND IN THE INDICATED SECTIONS OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F FOR OUR FISCAL YEAR ENDED DECEMBER 31, 2017 WHICH IS BEING MAILED TO OUR SHAREHOLDERS ON OR ABOUT THE DATE OF THIS PROXY STATEMENT.

TYPE OF INFORMATION	FORM 20-F REFERENCE

Information Concerning the Directors and Executive Officers of the Company	Item 6A. Directors and Senior Management; Item 6C. Board Practices

Executive Compensation	Item 6B. Compensation

Compensation of Directors	Item 6B. Compensation

Pension Plan	Item 6B. Compensation

Certain Relationships and Related Transactions	Item 5E. Off Balance Sheet Arrangements
Item 7B. Related Party Transactions

Voting Securities	Item 7A. Major Shareholders
Item 10A. Share Capital
Item 10B. Memorandum and Articles of Association.

Option Plans	Item 6B. Compensation

PROPOSAL 2
ADJOURNMENT OF ANNUAL MEETING

In the event that the number of shares present, in a person or by proxy, at the annual meeting is insufficient to constitute a quorum or to approve any of the matters identified in the notice of meeting for the annual meeting, the Board of Directors may decide to adjourn the annual meeting to permit further solicitation of proxies. If the annual meeting is adjourned, no further notice of the time and place of the adjourned meeting is required to be given to the Company’s shareholders other than an announcement of such time and place at the annual meeting; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting will be given.

If the annual meeting is postponed or adjourned, at any subsequent reconvening of the annual meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the annual meeting (except for any proxies which have theretofore effectively been revoked or withdrawn).  In the event that proxies are voted to adjourn the annual meeting, the persons named in the enclosed proxy form will not vote the shares represented by such proxies for or against any proposal introduced by management at any adjournment of the meeting, other than the proposals identified in the notice of meeting included with this proxy statement, without first re-soliciting proxies to vote on such proposals.

The Board of Directors recommends a vote “for” the proposal to adjourn the meeting.  The affirmative vote of a simple majority of the vote of the shares entitled to vote, were voted and did not abstain is required to approve this proposal.  Broker non-votes will not be counted as entitled to vote and thus not count for purposes of determining whether or not a quorum is present on this matter.  So long as a quorum is present, broker non-votes will have no effect on the outcome of the vote.  All proxies will be voted “for” approval of this proposal unless a shareholder specifies to the contrary on such shareholder’s proxy.

In order to allow the Company’s management to vote proxies received by the Company at the time of the annual meeting in favor of such an adjournment under the circumstances described above, the Company has submitted the question of adjournment as a separate matter for the consideration of vote of the shareholders.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any shareholder proposals intended to be considered for presentation at the 2020 annual meeting and for inclusion in the 2020 proxy statement must be made in writing and received by the Corporate Secretary at the Company’s principal executive offices by March 30, 2020.  The Company will consider only proposals it deems lawful and reasonable.  Shareholders are urged to review all applicable laws, rules and, if questions arise, consult their own legal counsel before submitted a proposal to the Company.

Recommendations by shareholders for directors to be nominated at the 2020 annual meeting must be made in writing, with sufficient biographical and other relevant information such that an informed judgment as to the proposed nominee’s qualifications can be made and be accompanied by a notarized written consent to be named in the Proxy Statement, if nominated, and to serve as a director, if elected, executed by the proposed nominee.  Recommendations received in proper order by the Corporate Secretary at the Company’s principal executive office at least four months prior to the 2020 annual meeting will be referred to, and considered by, the Company’s Board of Directors.  No shareholder recommendations were received before the 2019 annual meeting.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its majority owned subsidiaries, and a company that the Company owns a 20% interest in, are contained in the Company’s Annual Report on Form 20-F which are being delivered to you with this Proxy Statement.

OTHER MATTERS

The Board of Directors is not currently aware of any other matter to be transacted at the annual meeting.